

OFFERING MEMORANDUM

facilitated by



Barkin' Creek Dog Kitchen LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Barkin' Creek Dog Kitchen LLC
State of Organization	TX
Date of Formation	10/28/2015
Entity Type	Limited Liability Company
Street Address	2504 Ridgeview St, Austin TX, 78704
Website Address	https://barkincreek.com/

(B) Directors and Officers of the Company

Key Person	Daniel Beamon
Position with the Company Title First Year	 COO 2015
Other business experience (last three years)	**Vice President** (*Full Picture, August 2014 to November 2015*) — National Public Relations firm; responsible for West Coast public relations including sales and client relationship management and events. **Vice President** (*PR Consulting, October 2009 to August 2015*) - National Public Relations firm; Oversaw division responsible for public relations efforts for major lifestyle brands in the sectors of hotels, restaurants, magazines, cultural initiatives as well as special projects, all the while managing a separate team for event production and management for all clients of PR Consulting including major and corporate fashion brands as well as an exclusive major beauty client.

Key Person	Jeffrey Springer
Position with the Company Title First Year	 President & CEO 2015
Other business experience (last three years)	***Head of Global Distribution, Senior Investment Strategist, Executive Committee Member*** - *(Nuveen Investments; Symphony Asset Management - June 2015 to December 2020). Retained to build up Firm's institutional footprint, globally. Restructured sales/service group into 3 investor-centric teams with specialization – Investor Relations, Portfolio Strategists, and Global Sales; hired and trained a new executive management team, resulting in raising the Firm's brand globally as a premiere-levered credit manager.* Senior Vice President, Account Management (PIMCO; *June 2015 to May 2015*); Served on Management Committee for PIMCO Australia from 2007-2009, that led business management, sales strategy, and product development. Served as Senior Account Manager focused on maintaining/expanding Firm's E&F client relationships within Central and Eastern U.S., servicing 65 clients with AUM > $7B across equity and fixed income asset classes. Led the Account Management Group (4) servicing 120+ clients/A$22B.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Daniel Beamon	35%
Jeffrey Springer	50%

(D) The Company's Business and Business Plan

Our Offerings

Barkin' Creek Dog Kitchen & Bath's ("Barkin' Creek" or "BCDK") goal is to build a nationwide U.S. dog services and products company that is unique for exceptional quality, transparency, and client relationship management, in order to fulfill the company mission of "PROVIDING DOGS WITH LONGER, HEALTHIER LIVES". Barkin' Creek focuses on dog health and care from nose to the tip of the tail, inside and out. Reflecting the breadth of this wellness approach, we have created five major business lines through which we provide our high-quality products and services:

- Barkin' Creek Kitchen - Human-grade, handcrafted dog meals, treats, and baked goods made from proprietary recipes that are sold in BCDK corporate stores, BCDK franchises, B2C online subscriptions, and B2B wholesale partnerships
- Barkin' Creek Dog Spa – Sanitary, fear-free dog grooming for every dog breed; Skilled staff industry best shampoos/conditioners
- Barkin' Creek Retail - Curated dog premium dog apparel, toys, health products, and furnishings including "Barkin' Creek Home"
- Barkin' Creek Daycare - Attentive, safe, and fun doggie daycares manned by skilled attendants with online "doggie cams"
- Barkin' Creek Franchise – Four franchise store sizes (Flagship, Premiere, Superior, and Boutique) offer flexible investment opportunities for entrepreneurs and generate both royalties on spa, retail, daycare sales as well as wholesale kitchen revenue.

Reviews

"April provides a highly professional grooming experience and Rhett absolutely loves seeing her. I recommend her for you and your pooch. Grooming can be anxiety producing but she is so reassuring and skilled!" - Addie Alexander

"I absolutely love Barkin' Creek. I haven't taken my pup lately, but I used to take Winston to doggie daycare all the time and he had a blast. The staff is so caring and they treat him like family. Their grooming staff is amazing too."- Annalisa Nicole Guiterrez

"This place is AMAZING and in an AMAZING location right in the heart of 78704! I was blown away by just my first original tour. Flint and his staff are definitely on top of things, the entire place is totally transparent and the cleanliness was like something I have never seen before. My dogs now demand their homemade food that is made right in their open kitchen and their prices beat another company I have been using online. But most importantly this is a local Austin business that we all must support whether it be daycare, grooming or their homemade food! You will not be disappointed!! Oh and they have the best t-shirts ever!"- Chris Lund

"What a beautiful place with wonderful people who truly love dogs ...."- Monica Teri

Our Story

Barkin' Creek Dog Kitchen is a family-owned and operated business whose story begins in the Fall of 2015 with the love of two rescue dogs named Bea and Jax. When adopted, Bea and Jax each suffered from dietary and health issues that created the need for specialized foods. Along the way to discovering a healthy dog diet, we stumbled into a universe of information, and disinformation, on dog nutrition, particularly related to dry dog food.

- Through our studies, we discovered most dog food is massed produced by a small handful of large corporations more focused on their bottom lines than on dog health.
- These corporate behemoths purposely add to their dog foods copious amounts of sugar, salt, and animal by-products, as well as chemicals and toxins used in preservatives to increase

product shelf life.

- We were saddened and shocked to learn this is permitted given the limited regulations on the commercial dog food industry. As a result, dog owners are faced with a market flooded with poor quality dog foods with low nutritional value that give false comfort through less than honest advertising.
- With breaking hearts motivating us to act, we decided to share with others what we had done for our own dogs. We tossed away Bea's and Jax's canned and dried dog food. Opting instead to take wholesome ingredients from our own kitchen and added the right balance of nutraceuticals to create healthy meals that our dogs love ... and voila, Barkin' Creek Dog Kitchen was born!

The Team

Jeff Springer , CFA, CAIA, Founder / CEO

With over 24 years as a Corporate Valuation Expert at buy-side investment firms (PIMCO, Capital Group, Wellington Management), Jeff understands how successful small and mid–size companies manage top–line and bottom–line growth. He has an in–depth understanding of corporate financial management, accounting, and performance measurement, as well as a successful track record of developing and implementing business plans to achieve company objectives and create value for all stakeholders.

Flint Beamon, Founder / COO /CMO

Flint brings over 15 years of experience in Marketing, Public Relations, Lifestyle Branding, and Retail. While in New York, he ran the hospitality and services division of PR Consulting. Additionally, he has over 10 years in successful restaurant management; hiring, developing and managing staff, while anticipating and meeting customer and public needs. Flint oversees Barkin' Creek's brand, advertising, and public relations as well as business and community partnerships.

Jessica Jackson , General Manager

Jess was born and raised in the Texas Hills Country, and after she earned her BFA at TCU she fell into the world of pet care: a happy accident. Her 10+ years' experience in customer service pulled her back into hospitality, but in 2018, this amazing project called Barkin' Creek came along, and she just could not say no. Jess has a passion for giving pups and their parents the best possible experience by providing them with the knowledge and tools they need for a healthy happy life. She finds joy in promoting an environment where her employees and customers (humans and pooches alike!) can feel at home. When she is not at Barkin' Creek, Jess can be found spending time with her husband and her Shih Tzu, Bonnie, taking advantage of all the music, food, and outdoors Austin has to offer!

Rayne Hutchings , Kitchen Manager

Rayne is a senior family member of Barkin Creek, having been with us since 2018. She started in our daycare, but she was always ready and willing to help in any department. With a background in cooking, Rayne quickly found a home in the kitchen, and she grew into the role of Kitchen Manager through her hard work and passion for making delicious and nutritious meals and treats for your pups. When Rayne isn't working at Barkin Creek, she goes to school studying Veterinary Medicine and hangs out with her Jack Russell Terrier, Nikko.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 30 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$25,000
Offering Deadline	December 24, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Opening location	$21,500	$210,000
Expand commissary kitchen	$2,000	$25,000
Mainvest Compensation	$1,500	$15,000
TOTAL	$25,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS

OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.2 - 2.0%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.91%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.2% and a maximum rate of 2.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$25,000	0.2%
$81,250	0.7%
$137,500	1.1%
$193,750	1.6%
$250,000	2.0%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Daniel Beamon	35%
Jeffrey Springer	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Elizabeth Szabo	$15,000	15%	06/30/2022	
Embeleco Inc.	$150,000	15%	06/30/2022	
Mary Lamoreaux	$20,000	15%	06/30/2022	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

- Achieved more than $200,000 in monthly sales revenue in September 2021. Total 2021 gross sales (excluding sales tax) expected to exceed $2.3 million.

- 2022 gross sales (excluding sales tax) expected to exceed $3.7 million.

- Y-o-Y 2020/2021 monthly gross sales (excluding sales tax) through September up approximately 120%.

- In 2021, opened first Barkin' Creek franchise store and third corporate store.

- 1-2 new stores per annum financed from organic profits.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5

Gross Sales	$3,706,795	$5,306,301	$7,801,808	$11,098,457	$14,395,107
Cost of Goods Sold	$377,500	$415,500	$525,000	$617,500	$710,000
Gross Profit	$3,329,295	$4,890,801	$7,276,808	$10,480,957	$13,685,107
EXPENSES					
Rent	$343,942	$503,970	$730,496	$1,431,842	$2,133,187
Utilities	$32,496	$65,000	$97,370	$134,570	$171,770
Wages, Wage Taxes, Payroll Fees	$2,315,370	$3,309,744	$4,875,242	$6,925,506	$8,975,770
Insurance	$15,776	$23,116	$33,506	$65,676	$97,846
Equipment Lease	$13,782	$19,851	$29,186	$41,519	$53,852
Repairs & Maintenance	$4,850	$6,750	$9,900	$13,500	$17,100
Legal, Accounting & Professional Fees	$17,800	$19,360	$19,360	$19,360	$19,360
Workmans Compensation	$28,828	$34,819	$51,493	$72,926	$94,358
Employee Benefits (401k, Health/Dental)	$92,176	$131,956	$191,441	$263,056	$334,671
Storage	$6,000	$7,800	$7,800	$8,700	$9,600
Computer System, POS, CRM	$10,692	$14,364	$20,475	$28,050	$35,625
Website Management	$6,168	$6,322	$6,480	$6,642	$6,808
Subscriptions (Indeed, LinkedIn, etc.)	$6,720	$6,888	$7,060	$7,236	$7,416
Public Relations, Marketing	$23,760	$24,000	$24,000	$30,000	$36,000
Cleaning Supplies	$8,250	$13,950	$19,800	$21,600	$23,400
Employee meals/travel	$9,000	$9,225	$9,455	$9,691	$9,933

Operating Profit	$393,685	$693,686	$1,143,744	$1,401,083	$1,658,411

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR

WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$284,611.00	$127,031.00
Cash & Cash Equivalents	$25,333.00	$35,176.00
Accounts Receivable	$0	$0
Short-term Debt	$0.00	$0.00
Long-term Debt	$82,210.00	$0
Revenues/Sales	$1,259,394.00	$590,973.00
Cost of Goods Sold	$181,886.00	$129,033.00
Taxes Paid	$0	$0
Net Income	$-476,780.00	$-378,353.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V